UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2015

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Petróleos Mexicanos

México, D.F. 11311

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes  ☐            No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

RECENT DEVELOPMENTS

In this document, “PEMEX” refers to Petróleos Mexicanos, to Pemex-Exploración y Producción (Pemex-Exploration and Production), Pemex-Refinación (Pemex-Refining), Pemex-Gas y Petroquímica Básica (Pemex-Gas and Basic Petrochemicals) and Pemex-Petroquímica (Pemex-Petrochemicals) (which we refer to collectively as the subsidiary entities), and to the subsidiary companies listed in Note 3(a) to the 2013 audited consolidated financial statements included in the Form 20-F of Petróleos Mexicanos for the fiscal year ended December 31, 2013, as filed with the U.S. Securities and Exchange Commission (which we refer to as the SEC) on May 15, 2014.

The following discussion of PEMEX’s recent results includes unaudited annual financial results as of and for the fiscal year ended December 31, 2014, including the unaudited consolidated statement of financial position as of December 31, 2014 and the unaudited consolidated statements of cash flows and of comprehensive income for the fiscal year ended December 31, 2014 beginning on page A-1. This unaudited annual financial information is preliminary and is subject to additional adjustments, which could be material, once PEMEX completes the year-end audit process for the year ended December 31, 2014. The preliminary and unaudited financial information included in this report is not representative of the type of information normally included in PEMEX’s annual report on Form 20-F. All results reported in this report should be considered to be preliminary until PEMEX files its annual report on Form 20-F for the fiscal year ended December 31, 2014.

Petróleos Mexicanos hereby designates this report on Form 6-K as being incorporated by reference into the Offering Circular dated January 22, 2015, relating to its U.S. $52,000,000,000 Medium-Term Notes Program, Series C, due 1 Year or More from Date of Issue.

Exchange Rates

On April 3, 2015, the noon buying rate for cable transfers in New York reported by the Board of Governors of the Federal Reserve System was Ps. 14.8025 = U.S. $1.00.

Corporate Reorganization

On November 18, 2014, the Board of Directors of Petróleos Mexicanos approved the Director General’s proposal for our corporate reorganization, which provides for the formation of the new productive state-owned subsidiaries, Pemex Exploración y Producción (Pemex Exploration and Production), Pemex Transformación Industrial (Pemex Industrial Transformation), Pemex Perforación y Servicios (Pemex Drilling and Services), Pemex Logística (Pemex Logistics), Pemex Cogeneración y Servicios (Pemex Cogeneration and Services), Pemex Fertilizantes (Pemex Fertilizers) and Pemex Etileno. On March 27, 2015, the Board of Directors of Petróleos Mexicanos adopted acuerdos de creación (creation resolutions) for each of the new productive state-owned subsidiaries, which will replace the existing subsidiary entities and assume all of their rights and obligations, and a new Estatuto Orgánico (Organic Statute) of Petróleos Mexicanos. The creation resolutions are to be published in the Diario Oficial de la Federación (Official Gazette of the Federation), and they are to take effect within 180 days of publication in accordance with the transitional articles included in the creation resolutions. As of the date of this report, none of the new productive state-owned subsidiaries has been formed. The new Organic Statute of Petróleos Mexicanos is also to be published in the Official Gazette of the Federation.

Capital Expenditures and Investments

2015 Budget Adjustment

Over the last eight months, the international reference prices of crude oil have fluctuated significantly. During 2014, the price of crude oil exported by PEMEX rose to more than U.S. $100.00 per barrel and the weighted average price was U.S. $86.00 per barrel. Based on its estimate that the weighted average price of crude oil exported by PEMEX would be U.S. $79.00 per barrel, the Mexican Congress initially approved a Ps. 540.0 billion capital expenditures budget for PEMEX in 2015.

By the end of February 2015, the weighted average price of crude oil exported by PEMEX fell to approximately U.S. $49.00 per barrel, and in January 2015 it decreased to as low as U.S. $37.00 per barrel. Given this significant decrease in oil prices and adverse global economic conditions, the Federal Government of Mexico (which we refer to as the Mexican Government) announced that it would cut public spending by approximately Ps. 124.3 billion in 2015. Accordingly, on February 13, 2015, the Board of Directors of Petróleos Mexicanos approved a Ps. 62.0 billion, or 11.5%, budget reduction in order to meet the financial targets set by the Mexican Congress. This budget adjustment is expected to result in delays of certain projects, including the reconfiguration of refineries and the clean fuels project associated with ultra-low sulfur gasoline. In addition, pursuant to the Ley de Petróleos Mexicanos (Law of Petróleos Mexicanos), the Board of Directors approved the implementation of the Programa de Austeridad y Uso Racional de Recursos (Austerity and Rational Use of Resources Program) with the aim of generating additional savings throughout the year.

In connection with the budget adjustment, on February 27, 2015, Petróleos Mexicanos announced that it had reached an agreement with the Sindicato de Trabajadores Petroleros de la República Mexicana (Petroleum Workers’ Union) to implement a cost-savings program that is expected to decrease operating costs associated with personnel services by Ps. 10.0 billion in 2015. This decrease represents 16% of PEMEX’s total budget adjustment for 2015.

Capitalization of PEMEX

The following table sets forth the capitalization of PEMEX at December 31, 2014.

	At December 31, 2014(1)
	(millions of pesos or U.S. dollars)
Long-term external debt	Ps.	752,125	U.S.$	51,102
Long-term domestic debt		245,261		16,664

Total long-term debt(2)		997,386		67,766

Certificates of Contribution “A”(3)		134,605		9,146
Mexican Government contributions to Petróleos Mexicanos		43,731		2,971
Legal reserve		1,002		68
Accumulated other comprehensive result		(398,078)		(27,047)
Accumulated losses from prior years		(287,606)		(19,541)
Non-Controlling interests		379		26
Net (loss) income for the period		(263,820)		(17,058)

Total equity		(769,494)		(52,283)

Total capitalization	Ps.	227,892	U.S.$	15,483

Note: Numbers may not total due to rounding.

(1)	Unaudited. Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 14.7180 = U.S. $1.00 at December 31, 2014. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollar amounts at the foregoing or any other rate.
(2)	Total long-term debt does not include short-term indebtedness of Ps. 145,863 million (U.S. $9,911 million) at December 31, 2014.
(3)	Equity instruments held by the Mexican Government.

Source: PEMEX’s unaudited condensed consolidated preliminary financial information.

Management Discussion and Analysis of Financial Condition and Results of Operation for the Year Ended December 31, 2014 Compared to the Year Ended December 31, 2013

Financial Results

General

The selected consolidated annual financial information set forth below is derived from our unaudited condensed consolidated financial information included elsewhere in this report. This annual financial information should be read in conjunction with the Form 20-F for the fiscal year ended December 31, 2013 and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in such Form 20-F as filed with the SEC on May 15, 2014, and with the unaudited annual financial information corresponding to the fiscal year ended December 31, 2014 furnished to the SEC on Form 6-K on March 6, 2015. Certain amounts in the unaudited consolidated financial statements for the years ended December 31, 2012 and 2013 have been reclassified to conform the presentation of the amounts in the unaudited consolidated financial statements for the year ended December 31, 2014. These reclassifications are not significant to the unaudited consolidated financial statements and had no impact on our unaudited consolidated net income.

	Twelve months ended December 31,(1)
	2013		2014(2)
	(millions of pesos or U.S. dollars)
Net Sales
Domestic	Ps.	910,188	Ps.	944,998	U.S.$	64,207
Export		687,678		631,319		42,894
Services income		10,339		11,439		777

Total sales		1,608,205		1,587,755		107,878
Cost of sales		839,615		864,620		58,746
General expenses		131,102		143,427		9,745
Other revenues—net(3)		90,136		37,506		2,548

Operating income		727,622		617,213		41,936
Financing income		8,736		3,014		205
Financing cost		(39,587)		(51,559)		(3,503)
Derivative financial instruments income (cost)—Net		1,311		(9,439)		(641)
Foreign exchange—net		(3,951)		(77,006)		(5,232)
Profit sharing in non-consolidated subsidiaries, affiliates and others		707		93		6

Income before taxes and duties		694,838		482,316		32,770
Taxes and duties		864,896		746,136		50,695

Net (loss) income	Ps.	(170,058)	Ps.	(263,820)	U.S.$	(17,925)
Other comprehensive results—net		254,270		(268,844)		(18,266)

Comprehensive (loss) income	Ps.	84,212	Ps.	(532,664)	U.S.$	(36,191)

Note: Numbers may not total due to rounding.

(1)	Unaudited.
(2)	Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 14.7180 = U.S. $1.00 at December 31, 2014. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.
(3)	Includes the credit attributable to the Special Tax on Production and Services (which we refer to as the IEPS tax) in the amounts of Ps. 94.5 billion and Ps. 43.1 billion for 2013 and 2014, respectively.

Source: PEMEX’s unaudited condensed consolidated preliminary financial information.

Total Sales

During 2014, total sales decreased by 1.3%, or Ps. 20.4 billion, as compared to total sales recorded in 2013. This decrease resulted primarily from lower average sales prices of Mexican crude oil in the international markets during the second half of 2014 and a decrease in the volume of crude oil exports. During 2014, the weighted average Mexican crude oil export price decreased by 12.8%, from U.S. $98.46 per barrel in 2013 to U.S. $86.00 per barrel in 2014. In addition, export volumes decreased by 4.7%. The decrease in crude oil exports was partially offset by a Ps. 17.0 billion increase in exports of petroleum products, which was primarily driven by a 49.1% increase in the volume of fuel oil exports.

Domestic Sales

Domestic sales increased by 3.8% in 2014, from Ps. 910.2 billion in 2013 to Ps. 945.0 billion in 2014, primarily due to increases in the average price of gasoline and diesel.

Domestic sales of petroleum products increased by 3.1% in 2014, from Ps. 805.5 billion in 2013 to Ps. 830.5 billion in 2014, primarily due to higher gasoline, diesel and liquefied petroleum gas prices.

Domestic sales of natural gas and liquefied natural gas increased by 11.3% in 2014, from Ps. 140.1 billion in 2013 to Ps. 155.9 billion in 2014, primarily as a result of an increase in the price of natural gas and a 2.4% increase in the volume of domestic sales of natural gas, from 3,464 million cubic feet per day (MMcfd) in 2013 to 3,451 MMcfd in 2014.

Domestic petrochemical sales (including sales of certain by-products of the petrochemical production process) increased by 8.0%, from Ps. 33.9 billion in 2013 to Ps. 36.6 billion in 2014, primarily due to an increase in the prices of most petrochemical products sold by us, despite a 63.9% decrease in the volume of petrochemical product sales.

Export Sales

Total export sales (with U.S. dollar-denominated export revenues translated to pesos at the exchange rate on the date on which the corresponding export sale was made) decreased by 8.2%, from Ps. 687.7 billion in 2013 to Ps. 631.3 billion in 2014. This decrease was primarily due to a 12.8% decrease in the weighted average Mexican crude oil export price and a 4.7% decrease in the volume of crude oil exports in 2014.

Excluding the trading activities of P.M.I. Comercio Internacional, S.A. de C.V. (which we refer to as PMI), P.M.I. Trading, Ltd. and their affiliates (which, together with PMI, we collectively refer to as the PMI Group), export sales by the subsidiary entities to the PMI Group and third parties decreased by 11.8% in peso terms, from Ps. 619.8 billion in 2013 to Ps. 546.4 billion in 2014. In U.S. dollar terms, excluding the trading activities of the PMI Group, total export sales (which are U.S. dollar-denominated) decreased by 15.0%, from U.S. $48.5 billion in 2013 to U.S. $41.2 billion in 2014. This decrease was primarily due to the 12.8% decrease in the weighted average Mexican crude oil export price and the 4.7% decrease in the volume of crude oil exports. The weighted average price per barrel of crude oil that the PMI Group sold to third parties in 2014 was U.S. $86.00, 12.8% lower than the weighted average price of U.S. $98.46 in 2013.

Crude oil export sales by Pemex-Exploration and Production to PMI accounted for 87.0% of total export sales (excluding the trading activities of the PMI Group) in 2014, as compared to 88.5% in 2013. These crude oil sales decreased in peso terms by 13.4%, from Ps. 548.4 billion in 2013 to Ps. 475.1 billion in 2014. The weighted average price per barrel of crude oil that Pemex-Exploration and Production sold to PMI for export in 2014 was U.S. $86.00, 12.8% lower than the weighted average price of U.S. $98.46 in 2013.

Export sales of petroleum products represented 12.7% of export sales (excluding the trading activities of the PMI Group) in 2014, as compared to 11.2% in 2013. Export sales of petroleum products increased by 0.6%, from Ps. 69.1 billion in 2013 to Ps. 69.5 billion in 2014, primarily due to an increase in the volume of fuel oil sold.

Petrochemical products accounted for the remainder of export sales (excluding the trading activities of the PMI Group) in 2013 and 2014 (0.2% for each year). Export sales of petrochemical products (including certain by-products of the petrochemical process) decreased by 22.7%, from Ps. 2.2 billion in 2013 to Ps. 1.7 billion in 2014, primarily as a result of decreases in the prices and volumes of ammonia, sulfur and styrene. In U.S. dollar terms, export sales of petrochemical products (including certain by-products of the petrochemical process) decreased by 23.4% in 2014, from U.S. $171.3 million in 2013 to U.S. $131.2 million in 2014.

Services Income

Services income increased by 10.6% in 2014, from Ps. 10.3 billion in 2013 to Ps. 11.4 billion in 2014, primarily due to a Ps. 0.8 billion increase in the amount of fees collected by Pemex- Petrochemicals for revenue management services provided to third parties and a Ps. 0.7 billion increase in insurance revenues from our wholly-owned subsidiary, Kot Insurance Company, AG.

Cost of Sales and General Expenses

Cost of sales increased by 3.0%, from Ps. 839.6 billion in 2013 to Ps. 864.6 billion in 2014. This increase was mainly due to: (1) a Ps. 25.0 billion increase in costs associated with our share in the Deer Park refinery; (2) a Ps. 15.4 billion increase in purchases of imported gasoline, natural gas, natural gas liquids, turbosine and diesel; and (3) a Ps. 9.0 billion increase in operating expenses. This increase was partially offset by: (1) a Ps. 7.8 billion decrease in the amortization of assets; (2) a Ps. 5.4 billion decrease in maintenance costs; and (3) a Ps. 5.3 billion decrease in the net periodic cost of employee benefits, which was primarily due to a decrease in the applicable discount rate from 8.45% in 2013 to 6.98% in 2014 and the expected rate of return on plan assets for retirement benefits.

General expenses increased by 9.4%, from Ps. 131.1 billion in 2013 to Ps. 143.4 billion in 2014. This increase was primarily due to a Ps. 11.7 billion increase in the net cost of employee benefits and a Ps. 0.8 billion increase in operating expenses.

Other Revenues, Net

Other revenues, net, decreased by 58.4%, from Ps. 90.1 billion in 2013 to Ps. 37.5 billion in 2014. This decrease was primarily due to a decrease in the credit attributable to the negative IEPS tax rate in 2014 as compared to 2013, which is generated when the prices at which we sell gasoline and diesel in the domestic market are lower than the international market prices for such products. As a result, we recognized revenues from IEPS tax credits of Ps. 43.1 billion in 2014, as compared to Ps. 94.5 billion in 2013.

Financing Income

Financing income decreased by 65.5% in 2014, from Ps. 8.7 billion in 2013 to Ps. 3.0 billion in 2014, primarily due to a Ps. 5.7 billion decrease in interest income.

Financing Cost

Financing cost increased by 30.3% in 2014, from Ps. 39.6 billion in 2013 to Ps. 51.6 billion in 2014, primarily due to a Ps. 12.0 billion increase in interest expense.

Derivative Financial Instruments Income (Cost)

Derivative financial instruments cost increased by Ps. 10.7 billion, from a gain of Ps. 1.3 billion in 2013 to a loss of Ps. 9.4 billion in 2014, primarily due to a Ps. 7.6 billion increase in costs associated with certain derivative financial instruments resulting from the appreciation of the U.S. dollar relative to other foreign currencies that we hedge.

Foreign Exchange, Net

A substantial portion of our indebtedness, 74.2% as of December 31, 2014, is denominated in U.S. dollars and other foreign currencies. The depreciation of the peso against the U.S. dollar during 2014 therefore resulted in a Ps. 73.0 billion decrease in our foreign exchange, net, from a loss of

Ps. 4.0 billion in 2013 to a loss of approximately Ps. 77.0 billion in 2014. The value of the peso in dollar terms depreciated by 12.6% in 2014, as compared to a 0.5% depreciation of the peso in dollar terms in 2013. The effect of the depreciation of the peso against the U.S. dollar was partially offset by the appreciation of the peso against the euro in 2014 as compared to 2013.

Taxes and Duties

Taxes and duties (including the IEPS tax) decreased by 13.7%, from Ps. 864.9 billion in 2013 to Ps. 747.1 billion in 2014, primarily due to the 12.8% decrease in the average price of the Mexican crude oil basket, from U.S. $98.46 per barrel in 2013 to U.S. $86.00 per barrel in 2014. As a result, taxes and duties represented 47.0% of total sales in 2014, as compared to 53.8% in 2013.

Net Income/Loss

In 2014, we had a net loss of Ps. 263.8 billion (U.S. $17.9 billion) from Ps. 1,587.8 billion in total sales, as compared to a net loss of Ps. 170.1 billion (U.S. $12.9 billion) from Ps. 1,608.2 billion in total sales in 2013. This significant increase in net loss is primarily explained by: (1) a Ps. 77.0 billion foreign exchange loss, which was partially offset by the appreciation of the peso against the euro in 2014 as compared to 2013; (2) a Ps. 52.6 billion decrease in other revenues, net; (3) a Ps. 19.6 billion increase in financing cost; (4) a Ps. 25.0 billion increase in cost of sales, which was partially offset by the Ps. 118.8 billion decrease in taxes and duties; and(5) a Ps. 20.4 billion decrease in sales.

Other Comprehensive Results

In 2014, we had a net loss of Ps. 268.8 billion in other comprehensive results, as compared to a net income of Ps. 254.3 billion in 2013, primarily due to an increase in the reserve for employee benefits that resulted from a decrease in the discount rate applied as part of the actuarial computation method.

Current Assets and Liabilities

As of December 31, 2014, working capital was negative Ps. 52.0 billion, primarily as a result of a Ps. 55.2 billion increase in short-term debt.

Property, Plant and Equipment

Property, plant and equipment increased by 3.5%, from Ps. 1,721.9 billion in 2013 to Ps. 1,783.0 billion in 2014.

Results of Operations

Production

Set forth below are selected summary operating data relating to PEMEX.

	Twelve months ended December 31,
	2013		2014
Operating Highlights
Production
Crude oil (tbpd)		2,522		2,429
Natural gas (MMcfpd)(1)		6,370		6,532
Petroleum products (tbpd)(2)		1,457		1,385
Petrochemicals (Mt)(3)		11,478		11,319

Average crude oil exports (tbpd)(4)
Olmeca		99		91
Istmo		103		134
Maya		987		917

Total		1,189		1,142

Value of crude oil exports (value in millions of U.S. dollars)(4)	U.S.$	42,723.2	U.S.$	35,855.4

Average PEMEX crude oil export prices per barrel(5)
Olmeca	U.S.$	107.92	U.S.$	93.83
Istmo		104.70		93.54
Maya		86.89		84.36
Weighted average price(6)		98.46		86.00

West Texas Intermediate crude oil average price per barrel(7)	U.S.$	98.01	U.S.$	93.28

Notes: Numbers may not total due to rounding.

tbpd = thousands of barrels per day

MMcfpd = millions of cubic feet per day

Mt = thousands of tons

(1)	Does not include nitrogen.
(2)	Includes paraffins, furfural extract, aeroflex, asphalt, lubricants, coke, cyclical light oil and other gasolines. Note: At the end of 2014, PEMEX had 10,830 retail service stations.
(3)	Includes ethane and sulfur from Pemex-Gas and Basic Petrochemicals.
(4)	The volume and value of crude oil exports reflects customary adjustments by the PMI Group to reflect the percentage of water in each shipment as of January 20, 2015. Maya includes Altamira and Talam.
(5)	Average price during period indicated based on billed amounts.
(6)	On April 10, 2015, the weighted average price of PEMEX’s crude oil export mix was U.S. $49.69 per barrel.
(7)	On April 10, 2015, the West Texas Intermediate crude oil spot price was U.S. $51.76 per barrel.

Source: Petróleos Mexicanos and the PMI Group.

Crude Oil Production

During 2014, crude oil production totaled 2,429 thousand barrels per day (tbpd), a decrease of 93 tbpd, or 3.7%, as compared to 2013, primarily due to: (1) a 7.3% decrease in production of heavy crude oil due to a natural decline in production of fields located in the Cantarell business unit and an increase in the fractional water flow of its wells and (2) a 3.5% decrease in production of extra-light crude oil, primarily due to an increase in the fractional water flow of wells in the Pijije and Sen fields located in the Samaria Luna business unit of the Southern region, as well as a natural decline in production of fields of the Crudo Ligero Marino project in the Southwestern Marine region.

The decrease in crude oil production was partially offset by a 2.0% increase in light crude oil production, which was primarily driven by increases in production at the Onel and Chuhuk fields of the Abkatún-Pol Chuc business unit, at the Tsimín and Xanab fields of the Litoral de Tabasco business unit, at the Kambesah field of the Cantarell business unit and at the Gasífero and Bedel fields of the Veracruz business unit. Together, these fields increased production of light crude oil by approximately 140 tbpd during 2014. By the end of December 2014, production of crude oil at the Xux field in the Southwestern Marine region, which commenced in June 2014, also contributed an average of 35 tbpd to total crude oil production.

The Tsimín and Xux fields, which comprise the Tsimín-Xux project, improved the average amount of time between the point of discovery and the commencement of production from 7 to 3.5 years. As a result, this project reached its 100 tbpd of crude oil production target five months ahead of schedule.

Natural Gas Production

During 2014, natural gas production increased by 2.5%, totaling 6,531.9 MMcfd, primarily due to a 4.6% increase in associated gas production, mainly at the Ku Maloob Zaap and Cantarell business units of the Northeastern Marine region and at the Litoral de Tabasco business unit of the Southwestern Marine region.

This increase was partially offset by a 2.9% decrease in non-associated gas production during the period caused by a scheduled reduction in drilling activities and the termination of production of wells at the Burgos and Veracruz business units of the Northern region.

Gas Flaring

During 2014, gas flaring increased by 172 MMcfd, primarily due to scheduled maintenance and unscheduled shutdowns of compression equipment located on marine rigs and limitations in the capacity to handle and transport natural gas. As a result, natural gas use as a percentage of production was 95.2% during 2014, as compared to 97.8% in 2013.

Production of Petroleum Products

During 2014, total petroleum products output decreased by 4.9% as compared to 2013, as a result of a 5.5% decrease in the volume of crude oil supplied by producing fields for processing.

By the end of 2014, the National Refining System (NRS) recorded a variable refining margin of U.S. $1.76 per barrel, as compared to a negative variable refining margin of U.S. $1.84 per barrel by the end of 2013. This is primarily due to the decreases in oil and refined product prices, improved performance of gasolines and the processing of a heavier crude oil mix.

Crude Oil Processing

During 2014, total crude oil processing totaled 1,155 tbpd, a 5.6% decrease as compared to 2013, primarily due to scheduled maintenance activities, unscheduled maintenance and renovations, as well as operational problems resulting from the quality of crude oil supplied by producing fields. During 2014, the ratio of heavy crude oil to total crude oil processed by the NRS was 43.2%, which was the result of an effort to utilize highly specialized equipment to convert residuals and to maximize gasoline and diesel output.

During 2014, PEMEX’s usage of its primary distillation capacity decreased by 4.0%, as compared to 2013, to 69.1% of its total capacity, primarily due to the maintenance activities and renovations described above.

Natural Gas Processing

During 2014, natural gas processing decreased by 1.4%, as compared to 2013, primarily as a result of the decreased availability of sweet wet gas from the Burgos business unit. Condensates processing, on the other hand, increased by 5.0%, primarily due to an increase in the supply of sweet condensates in the Northern region. As a result, dry gas production decreased by 1.4%, or 53 MMcfd, while natural gas liquids production increased by 0.6%, due to an increase in the supply of sour wet gas in the marine regions.

Petrochemicals Production

During 2014, production of petrochemical products totaled 11,319 thousand tons (Mt), a 1.4% decrease as compared to the 11,478 thousand tons produced in 2013. This decrease is primarily explained by a 143 Mt decrease in production in the ethane derivatives chain, which was mainly due to the transfer of vinyl chloride and muriatic acid production to the joint venture between Pemex-Petrochemicals and Petroquímica Mexicana de Vinilo, S.A. de C.V. on September 12, 2013. In addition, production of high- and low-density polyethylene decreased as a result of unscheduled shutdowns of operations. This decrease is also explained by a 71 Mt decrease in production in the methane derivatives chain, particularly of ammonia, due to operational problems, repairs and obsolete plants, as well as a decrease in output of carbon dioxide as a result of a decline in demand for urea. Finally, a 100 Mt decrease in production of other petrochemicals, primarily due to a decrease in production of amorphous gasoline and sulfur, also contributed to this decrease.

This decrease was partially offset by: (1) a 99 Mt increase in production in the aromatics and derivatives chain, which, in turn, was primarily due to the stabilization of the continuous catalytic regeneration reactor plant that is used to convert naphthas to aromatics and regularized operations of plants involved in the production of aromatics at the Cangrejera complex and (2) a 61 Mt increase in production in the propylene and derivatives chain, which, in turn, was primarily due to the increased availability of propylene and to the stabilization of the acrylonitrile production plant.

Crude Oil Exports

The volume of crude oil exports decreased by 3.9%, from 1,189 thousand barrels per day (tbpd) in 2013 to 1,142 tbpd in 2014, mainly due to the 12.8% decrease in the average price of the Mexican crude oil basket from U.S. $98.46 per barrel in 2013, to U.S. $86.00 per barrel in 2014.

Consolidated Balance Sheet, Liquidity and Capital Raising

Equity Structure

As of December 31, 2014, PEMEX recorded negative equity totaling Ps. 767.5 billion, as compared to negative equity of Ps. 185.3 billion as of December 31, 2013.

In December 2014, Petróleos Mexicanos made a Ps. 70.0 billion payment to the Mexican Government. This payment was made pursuant to a request by the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit, or the SHCP) in accordance with the Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2014 (Federal Revenue Law for 2014), the Ley Federal de Presupuesto y Responsabilidad Hacendaria (Federal Law of Budget and Fiscal Accountability) and the Ley de Petróleos Mexicanos (Petróleos Mexicanos Law) and was recognized as a decrease in Mexican Government contributions to Petróleos Mexicanos. This equity withdrawal was partially offset by a Ps. 20.0 billion equity contribution made by the Mexican Government to Petróleos Mexicanos in the form of Certificates of Contribution “A” in December 2014 that was recognized as an increase in Certificates of Contribution “A.”

On January 19, 2015, the Mexican Government made an equity contribution to Petróleos Mexicanos of Ps. 10.0 billion in accordance with the Federal Law of Budget and Fiscal Accountability. This payment was recognized as a Ps. 10.0 billion increase in Mexican Government contributions to Petróleos Mexicanos.

Cash Flows from Operating, Financing and Investing Activities

During 2014, our net cash flows from operating activities totaled Ps. 138.3 billion, as compared to Ps. 190.3 billion in 2013. Net loss totaled Ps. 263.8 billion in 2014, as compared to net loss of Ps. 170.1 billion in 2013. During 2014, our net cash flows from financing activities totaled Ps. 117.1 billion, as compared to net cash flows of Ps. 10.3 billion from financing activities in 2013. During 2014, we applied net cash flows of Ps. 222.6 billion to net investments in fixed assets, including exploration expenses, as compared to net cash flows of Ps. 244.2 billion that we applied to net investments in fixed assets in 2013.

Liquidity and Capital Resources

Recent Financing Activities

During the period from January 1, 2015 to April 10, 2015, Petróleos Mexicanos participated in the following financing activities:

•	On January 16, 2015, Petróleos Mexicanos obtained a loan from BBVA Bancomer, S.A. for Ps. 7,000,000,000 at a floating rate, which matures on January 16, 2016.

•	On January 22, 2015, Petróleos Mexicanos increased its Medium-Term Notes Program from U.S. $42,000,000,000 to U.S. $52,000,000,000 pursuant to authorization by the Board of Directors of Petróleos Mexicanos on December 19, 2014.

•	On January 23, 2015, Petróleos Mexicanos issued U.S. $6,000,000,000 of debt securities under its Medium-Term Notes Program, Series C, in three tranches: (i) U.S. $1,500,000,000 of its 3.500% Notes due 2020; (ii) U.S. $1,500,000,000 of its 4.500% Notes due 2026; and (iii) U.S. $3,000,000,000 of its 5.625% Bonds due 2046. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	On February 5, 2015, Petróleos Mexicanos increased its revolving credit facility with Crédit Agricole CIB from U.S. $1,250,000,000 to U.S. $3,250,000,000 and borrowed U.S. $1,950,000,000 under this facility to prepay in full its U.S. $700,000,000 credit facility with Crédit Agricole CIB dated as of December 17, 2014.

•	On February 11, 2015, Petróleos Mexicanos issued Ps. 24,287,901,544 aggregate principal amount of Certificados Bursátiles in three tranches. The first tranche was issued at a fixed rate of 7.47% due 2026 in an aggregate principal amount of Ps. 17,000,000,000, consisting of (1) an international offering outside of Mexico of Ps. 9,000,000,000 of “Euroclearable Certificados Bursátiles,” which are eligible for clearance through the Euroclear Clearance System plc and Indeval, and (2) a concurrent offering to the public in Mexico of Ps. 8,000,000,000. This issuance was a reopening of the same series of Certificados Bursátiles due 2026 that was originally issued on November 27, 2014. The second tranche was issued at a floating rate due 2020 in an aggregate principal amount of Ps. 4,300,000,000. This issuance was a reopening of the same series of Certificados Bursátiles due 2020 that was originally issued on November 27, 2014. The third tranche was issued at a fixed rate of 3.94% due 2026 in an aggregate principal amount of 565,886,800 Unidades de Inversión (or UDI), equivalent to Ps. 2,987,901,544 . This issuance represented the fourth reopening of the same series originally issued on January 30, 2014 and subsequently reopened on July 2, 2014, September 11, 2014 and November 27, 2014. These Certificados Bursátiles were issued under Petróleos Mexicanos’ Ps. 200,000,000,000 or UDI equivalent Certificados Bursátiles Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	On February 11, 2015, Petróleos Mexicanos entered into a term loan credit facility with BBVA Bancomer, S.A. in the amount of U.S. $2,000,000,000. On February 17, 2015, Petróleos Mexicanos borrowed U.S. $2,000,000,000 under this facility to prepay in full its credit agreement with BBVA Bancomer, S.A. dated as of November 18, 2010.

•	On March 26, 2015, Petróleos Mexicanos issued Ps. 2,500,000,000 of Certificados Bursátiles at a fixed rate of 3.13% due in 28 days. These debt securities were issued under Petróleos Mexicanos’ short-term Certificados Bursátiles Program.

During the period from January 1, 2015 to April 11, 2015, P.M.I. Holdings, B.V. repaid U.S. $500,000,000 from its revolving credit line.

Indebtedness

During 2014, our total debt increased by 35.9%, from Ps. 841.2 billion at December 31, 2013 to Ps. 1,143.2 billion at December 31, 2014, primarily due to the financing activities undertaken during this period.

At December 31, 2014 and as of the date of this report, we were not in default on any of our financing agreements.

Cash and Cash Equivalents

Petróleos Mexicanos generally maintains cash and cash equivalents in Mexican pesos and U.S. dollars—the two currencies in which it generates revenues from the domestic and international sales of its products. Petróleos Mexicanos also makes payments of various expenses and debt in those currencies.

At December 31, 2014, our cash and cash equivalents totaled Ps. 118.0 billion, as compared to Ps. 80.7 billion at December 31, 2013.

PEMEX Corporate Matters

Collaboration and Other Agreements

On February 5, 2015, Petróleos Mexicanos and the Instituto Politécnico Nacional (National Polytechnic Institute) of Mexico entered into a collaboration agreement for the development of human resources, technology and research, with the aim of promoting and supporting joint research programs and the development of knowledge related to the hydrocarbons industry.

On February 18, 2015, Petróleos Mexicanos and the Organisation for Economic Co-operation and Development (OECD) signed a memorandum of understanding with the aim of benefiting from the OECD’s knowledge of and experiences with international best practices relating to the procurement of goods and services.

On February 19, 2015, Petróleos Mexicanos signed a memorandum of understanding with the Infraestructura Energética Nova, S.A.B. de C.V. (IEnova) and Sempra LNG units of the U.S. energy company Sempra Energy for the potential joint development of a natural gas liquefaction project at the site of the Energía Costa Azul facility located in Ensenada, Mexico.

On March 26, 2015, we announced an agreement among PMI, BlackRock Inc. (the U.S.-based global asset manager, which we refer to as BlackRock) and First Reserve Corp. (the private equity firm, which we refer to as First Reserve), pursuant to which BlackRock and First Reserve are to acquire a joint interest in phase two of the Los Ramones pipeline project worth approximately U.S. $900 million. This joint interest is expected to fund approximately 45% of the phase two natural gas pipeline.

Creation of Ethics Committee

On February 25, 2015, Petróleos Mexicanos announced the creation of its Ethics Committee, which will monitor the implementation and enforcement of the new codes of ethics and conduct in connection with Petróleos Mexicanos’ transformation to a productive state-owned company. The Corporate Director of Management of Petróleos Mexicanos presides over the new committee.

Corporate Office of Procurement and Supply

In 2014, the Dirección Corporativa de Procura y Abastecimiento (Corporate Office of Procurement and Supply, or DCPA), was created as a new division within the organizational structure of Petróleos Mexicanos, with the aim of centralizing purchases related to goods, services and operating and public works leases. On January 19, 2015, Petróleos Mexicanos announced that it expects to save more than Ps. 21.3 billion by 2018 through initiatives to consolidate the procurement process, including a significant reduction in the number of procurement offices. As of the date of this report, the DCPA has additionally begun developing a new database to register and evaluate suppliers and contractors. The database will collect commercial and financial information related to suppliers and contractors, including the products and services they offer, as well as quantitative and qualitative data points in order to evaluate their performances. This new system is intended to facilitate risk analysis for the pre-selection of suppliers and contractors with the aim of improving the transparency and efficiency of the procurement process.

Internal Monitoring

On April 1, 2015, an explosion occurred at our Abkatun-A Permanente processing platform in the Gulf of Mexico. As a result of the incident, four people died and 45 people were injured. As of the date of this report, we are conducting a root cause analysis to determine the primary cause of the explosion.

Following the explosion, 60 wells in the region were closed until April 5, 2015, representing a 220 tbpd decrease in crude oil production during this period. As of April 6, 2015, 170 tbpd of production in the region had been recovered and we expect the production affected by the explosion to fully recover in June 2015. We are also working to increase production in other areas in the region in order to help offset the decrease in production caused by the explosion.

Resignation of Independent Member of Board of Directors

On February 17, 2015, Mr. Jaime Lomelín Guillén resigned as independent member of the Board of Directors of Petróleos Mexicanos. Mr. Lomelín Guillén was originally appointed to this position on September 18, 2014. The Law of Petróleos Mexicanos sets forth the procedures for appointing a new independent member to the Board of Directors of Petróleos Mexicanos in the event that a member steps down. Pursuant to the Law of Petróleos Mexicanos, the President of Mexico will nominate a new member, whose appointment must be ratified by the Senado de la República (Senate).

Actions Against the Illicit Market in Fuels

With the aim of strengthening the security of our fuel transportation infrastructure, we announced in February 2015 our plan to begin transporting only unfinished gasoline and diesel through our pipelines. By transporting fuels at a stage at which they are not yet suitable for use in automotive vehicles and industrial plants, we aim to minimize the incentive to illegally tap our pipelines. The final processing of these fuels is to take place at our storage facilities prior to their delivery for use in automotive vehicles and industrial activities. This new strategy forms part of PEMEX’s initiative to combat the illicit market in fuels in Mexico.

UNITED MEXICAN STATES

The information in this section with regard to the United Mexican States (which we refer to as Mexico) has been included due to Petróleos Mexicanos’ and the subsidiary entities’ relationship with the Mexican Government and has been reviewed by the SHCP.

The Economy

Gross Domestic Product

The following tables set forth the composition of Mexico’s real gross domestic product (GDP) by economic sector, in constant 2008 pesos and in percentage terms, for the periods indicated.

	Real GDP by Sector
	2009		2010		2011		2012		2013		2014(1)
	(in billions of constant pesos)(2)
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(3)	Ps.	383.2	Ps.	386.1	Ps.	377.2	Ps.	405.3	Ps.	409.1	Ps.	420.7
Secondary Activities:
Mining		1,012.1		1,021.0		1,017.2		1,026.4		1,025.4		1,002.1
Utilities		255.8		267.4		286.0		292.1		293.6		298.8
Construction		968.2		975.5		1,015.1		1,040.0		990.3		1,009.6
Manufacturing		1,857.9		2,016.7		2,109.3		2,194.3		2,218.4		2,301.1
Tertiary activities:
Wholesale and retail trade		1,563.5		1,749.0		1,919.1		2,010.6		2,057.4		2,126.2
Transportation and warehousing		650.0		700.1		728.4		758.0		777.5		793.1
Information		352.0		355.3		371.1		431.6		453.1		463.2
Finance and insurance		403.9		488.6		523.3		563.4		618.6		631.2
Real estate, rental and leasing		1,464.0		1,504.5		1,548.5		1,587.2		1,603.1		1,637.4
Professional, scientific and technical services		274.5		274.2		288.3		291.4		294.8		299.2
Management of companies and enterprises		68.2		71.8		74.4		80.8		79.4		84.5
Administrative support, waste management and remediation services		370.8		373.4		395.7		412.9		430.7		430.5
Education services		473.0		473.9		481.3		492.0		495.9		503.4
Health care and social assistance		255.2		254.9		260.3		265.9		272.5		274.3
Arts, entertainment and recreation		55.0		57.3		56.9		58.5		60.6		60.1
Accommodation and food services		251.1		255.9		259.8		273.9		279.0		286.9
Other services (except public administration)		254.1		256.7		261.5		270.0		274.9		278.7
Public administration		467.4		478.8		472.1		489.5		488.8		501.1

Gross value added at basic values		11,379.9		11,961.2		12,445.4		12,943.8		13,123.2		13,402.0
Taxes on products, net of subsidies		300.8		316.5		328.8		342.3		347.8		355.2

GDP	Ps.	11,680.7	Ps.	12,277.7	Ps.	12,774.2	Ps.	13,286.2	Ps.	13,470.9	Ps.	13,757.2

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Based on GDP calculated in constant 2008 pesos.
(3)	GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: Instituto Nacional de Estadística y Geografía (National Institute of Statistics and Geography, or INEGI).

Real GDP Growth by Sector

(% change against prior years)(1)

	2009	2010	2011	2012	2013	2014(2)
GDP (constant 2008 prices)	(4.7)%	5.1%	4.0%	4.0%	1.4%	2.1%
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock	(2.5)	0.8	(2.3)	7.4	0.9	2.8
Secondary Activities:
Mining	(4.0)	0.9	(0.4)	0.9	(0.1)	(2.3)
Utilities	1.3	4.5	6.9	2.1	0.5	1.8
Construction	(6.1)	0.8	4.1	2.5	(4.8)	1.9
Manufacturing	(8.4)	8.5	4.6	4.0	1.1	3.7
Tertiary activities:
Wholesale and retail trade	(12.5)	11.9	9.7	4.8	2.3	3.3
Transportation and warehousing	(7.2)	7.7	4.0	4.1	2.6	2.0
Information	8.5	1.0	4.4	16.3	5.0	2.2
Finance and insurance	3.4	21.0	7.1	7.7	9.8	2.0
Real estate, rental and leasing	1.1	2.8	2.9	2.5	1.0	2.1
Professional, scientific and technical services	(5.0)	(0.1)	5.1	1.1	1.2	1.5
Management of companies and enterprises	(8.2)	5.3	3.5	8.6	(1.8)	6.4
Administrative support, waste management and remediation services	(7.0)	0.7	6.0	4.4	4.3	0.0
Education services	0.2	0.2	1.6	2.2	0.8	1.5
Health care and social assistance	2.0	(0.1)	2.1	2.1	2.5	0.7
Arts, entertainment and recreation	(4.1)	4.1	(0.7)	2.9	3.4	(0.8)
Accommodation and food services	(9.6)	1.9	1.5	5.4	1.8	2.8
Other services (except public administration)	(0.6)	1.0	1.9	3.3	1.8	1.4
Public administration	2.0	2.4	(1.4)	3.7	(0.1)	2.5

Note: Numbers may not total due to rounding.

(1)	Based on GDP calculated in constant 2008 pesos.
(2)	Preliminary figures.

Source: INEGI.

According to preliminary figures, Mexico’s GDP increased by 2.1% in real terms during 2014 as compared to 2013. This increase was primarily due to an increase in tertiary activities, mainly wholesale and retail trade.

Prices and Wages

Consumer inflation (as measured by the change in the national consumer price index) for 2014 was 4.1%, 0.1 percentage points higher than during 2013. This was due to the implementation of recent tax reforms, the effect of which began to diminish in November 2014.

Consumer inflation for the first two months ended February 28, 2015 was 3.0%, 1.2 percentage points lower than during the same period of 2014. This was due to a decline in the price of processed foods, housing, fruits and vegetables and other services, and a decline in the cost of energy and authorized government rates.

Interest Rates

During 2014, interest rates on 28-day Cetes (Mexico’s Federal Treasury certificates) averaged 3.0%, as compared to 3.8% during 2013. Interest rates on 91-day Cetes averaged 3.1%, as compared to 3.8% during 2013.

On April 1, 2015, the 28-day Cetes rate was 3.0% and the 91-day Cetes rate was 3.2%.

Employment and Labor

According to preliminary figures, Mexico’s unemployment rate was 4.4% as of December 31, 2014, a 0.5 percentage point decrease from the rate registered on December 31, 2013.

As of December 31, 2014, the total economically active population in Mexico older than 15 years of age consisted of 52.1 million individuals, while the unemployed population in Mexico older than 15 years of age consisted of 2.3 million individuals. The table below sets forth the total, as well as the percentage, of unemployed individuals in Mexico based on age and gender as of December 31, 2014:

Unemployed Population by Age and Gender

	Total	%	Men	%	Women	%

Total	2,284,602	100%	1,392,328	61%	892,274	39%

15-24 years	841,764	37%	495,719	36%	346,045	39%

25-44 years	1,044,642	46%	594,649	43%	449,993	50%

45-64 years	360,364	16%	270,320	19%	90,044	10%

65+ years	37,832	2%	31,640	2%	6,192	1%

Source: INEGI.

Unemployment has been, and continues to be, particularly widespread in rural areas, where, according to INEGI’s 2010 housing and population census, approximately 22.2% of the population resides. The following table sets forth the unemployment rate and the total unemployed population in Mexico by state as of December 31, 2014:

	Unemployment Rate %	Population
Aguascalientes	5.5	1,270,174
Baja California	4.7	3,432,944
Baja California Sur	6.0	741,037
Campeche	2.6	894,136
Coahuila	5.3	2,925,594
Colima	5.0	710,982
Chiapas	2.9	5,186,572
Chihuahua	4.3	3,673,342
Distrito Federal	6.0	8,874,724
Durango	5.5	1,746,805
Guanajuato	4.2	5,769,524
Guerrero	2.1	3,546,710
Hidalgo	3.6	2,842,784
Jalisco	4.9	7,838,010
México	5.3	16,618,929
Michoacán	4.0	4,563,849
Morelos	3.3	1,897,393
Nayarit	4.5	1,201,202
Nuevo León	4.1	5,013,589
Oaxaca	2.6	3,986,206
Puebla	3.4	6,131,498
Querétaro	5.5	1,974,436
Quintana Roo	4.7	1,529,877
San Luis Potosí	2.8	2,728,208
Sinaloa	3.8	2,958,691
Sonora	5.1	2,892,464
Tabasco	6.2	2,359,444
Tamaulipas	4.8	3,502,721
Tlaxcala	4.6	1,260,628
Veracruz	3.4	7,985,893
Yucatán	2.6	2,091,513
Zacatecas	4.3	1,563,324

Source: INEGI and Consejo Nacional de Población (National Population Council).

The services sector employs the largest percentage of Mexico’s economically active population. The following table sets forth the percentage of Mexico’s economically active population by sector of the Mexican economy as of December 31, 2014:

Percentage
Services	42.1
Commerce	19.7
Manufacturing	15.8
Agriculture	13.4
Construction	7.6
Other	0.8
Unspecified	0.6

Source: INEGI and National Population Council.

According to preliminary figures, Mexico’s unemployment rate was 4.3% as of February 28, 2015, a 0.3 percentage point decrease from the rate during the same period of 2014.

Principal Sectors of the Economy

Manufacturing

The following table sets forth the change in industrial manufacturing output by sector for the periods indicated.

Industrial Manufacturing Output Differential by Sector

(% change against prior years) (1)

	2010	2011	2012	2013	2014(2)

Food	1.7%	2.2%	2.6%	0.2%	0.9%
Beverage and tobacco products	0.6	4.6	2.6	0.6	4.8
Textile mills	10.9	(4.4)	3.1	(3.2)	(3.3)
Textile product mills	2.5	(2.9)	(0.1)	3.7	5.8
Apparel	4.6	0.2	(0.5)	3.3	(3.5)
Leather and allied products	7.7	(0.7)	3.5	1.0	(1.4)
Wood products	5.5	5.1	13.0	(2.8)	1.2
Paper	3.7	(0.8)	4.8	2.2	3.2
Printing and related support activities	10.0	4.2	(4.1)	(7.0)	(2.4)
Petroleum and coal products	(7.2)	(3.6)	1.1	3.2	(4.5)
Chemicals	(0.4)	(0.1)	(0.3)	2.4	(0.4)
Plastics and rubber products	13.5	6.7	9.0	(1.2)	5.3
Nonmetallic mineral products	4.7	3.7	2.3	(2.9)	2.2
Primary metals	12.4	4.3	2.2	(0.2)	9.5
Fabricated metal products	8.8	7.0	3.9	(5.4)	8.4
Machinery	47.2	13.3	5.3	1.6	(3.0)
Computers and electronic products	3.7	6.7	0.5	4.2	5.8
Electrical equipment, appliances and components	10.1	(1.1)	1.8	(3.7)	6.3
Transportation equipment	42.2	16.6	14.1	5.4	11.5
Furniture and related products	7.1	1.2	2.8	(6.0)	(1.8)
Miscellaneous	1.9	5.1	0.4	1.3	7.0
Total expansion/contraction	8.5	4.6	4.0	1.1	3.7

(1)	Percent change reflects differential in constant 2008 pesos.
(2)	Preliminary figures.

Source: INEGI.

According to preliminary figures, the manufacturing sector expanded by 3.7% in real terms during 2014 as compared to 2013. This expansion was primarily due to an increase in the manufacturing of primary metals and transportation equipment sectors. In total, eight manufacturing sectors contracted during 2014, while 13 sectors expanded during 2014, each as compared to 2013.

Financial System

Central Bank and Monetary Policy

The M1 money supply of Mexico consists of bills and coins held by the public, plus: (i) checking accounts denominated in local currency and foreign currency; (ii) interest-bearing deposits denominated in pesos and operated by debit cards; and (iii) savings and loan deposits.

At December 31, 2014, Mexico’s M1 money supply was 24.8% greater in real terms than the level at December 31, 2013. The amount of bills and coins held by the public as of December 31, 2014 was 12.5% greater in real terms than at December 31, 2013. In addition, the aggregate amount of checking account deposits denominated in pesos as of December 31, 2014 was 7.8% greater in real terms than on the same date in 2013.

At February 28, 2015, Mexico’s M1 money supply was 14.2% greater in real terms than the level at February 28, 2014. The amount of bills and coins held by the public was 15.4% greater in real terms than at February 28, 2014. In addition, the aggregate amount of checking account deposits denominated in pesos was 12.6% greater in real terms than on the same date in 2014.

At December 31, 2014, financial savings — defined as the difference between the monetary aggregate M4 and bills and coins held by the public — were 10.2% greater in real terms than financial savings at December 31, 2013. Savings generated by Mexican residents as of December 31, 2014 increased by 6.0% and savings generated by non-residents increased by 14.7%, both in real terms, as compared to the same period of 2013.

At February 28, 2015, financial savings were 8.2% greater in real terms than financial savings at February 28, 2014. Savings generated by Mexican residents increased by 7.3% and savings generated by non-residents increased by 14.7%, both in real terms, as compared to the same period of 2014.

At April 1, 2015, the monetary base totaled Ps. 1,069.4 billion, a 0.6% nominal increase from the level of Ps. 1,062.9 billion at December 31, 2014.

The Securities Markets

The Bolsa Mexicana de Valores (Mexican Stock Exchange) publishes the Índice de Precios y Cotizaciones (Stock Market Index, or the IPC) based on a group of the 35 most actively traded shares.

At April 1, 2015, the IPC stood at 44,203 points, representing a 2.5% increase from the level at December 31, 2014.

Banking Supervision and Support

At December 31, 2014, the total loan portfolio of the banking system was 5.5% greater in real terms than the total loan portfolio at December 31, 2013.

According to preliminary figures, at December 31, 2014, the total amount of past-due commercial bank loans (excluding those banks undergoing Mexican Government intervention and those in special situations) was Ps. 91.3 billion, as compared to Ps. 91.2 billion at December 31, 2013. Moreover, the past-due loan ratio of commercial banks was 2.8%, which represents a slight variation as compared to a ratio of 3.1% at December 31, 2013. The amount of loan loss reserves held by commercial banks at December 31, 2014 totaled Ps. 115.6 billion, as compared to Ps. 127.4 billion at December 31, 2013. As a result, commercial banks had reserves covering 126.7% of their past-due loans, well exceeding the minimum reserve level of 10.5%.

At January 31, 2015, the total loan portfolio of the banking system was 0.7% lower than the total loan portfolio at December 31, 2014. According to preliminary figures, at January 31, 2015, the total amount of past-due commercial bank loans (excluding those banks undergoing government intervention and those in special situations) was Ps. 92.3 billion, as compared to Ps. 91.3 billion at December 31, 2014. Moreover, the past-due loan ratio of commercial banks was 2.8%, the same as at December 31, 2014. The amount of loan loss reserves held by commercial banks at January 31, 2015 totaled Ps. 114.2 billion, as compared to Ps. 115.6 billion at December 31, 2014. As a result, commercial banks had reserves covering 124% of their past-due loans, well exceeding the minimum reserve level of 10.5%.

External Sector of the Economy

Foreign Trade

According to preliminary figures, during 2014, Mexico registered a trade deficit of U.S. $2.4 billion, as compared to a trade deficit of U.S. $1.2 billion during 2013. This decrease was primarily due to a decrease in crude oil production. In particular, exports increased or decreased as follows, each as compared to 2013:

•	petroleum exports decreased by 13.2%;

•	non-petroleum exports increased by 7.3%;

•	merchandise exports increased by 4.6%, to U.S. $397.5 billion, as compared to U.S. $380.0 billion in 2013; and

•	exports of manufactured goods (which represented 95.1% of total merchandise exports) increased by 7.2%.

According to preliminary figures, during the first two months of 2015, Mexico registered a trade deficit of U.S. $2.7 billion, as compared to a trade deficit of U.S. $2.3 billion for the same period of 2014. In particular, exports increased or decreased as follows, each as compared to the first two months of 2014:

•	petroleum exports decreased by 47.1%;

•	non-petroleum exports increased by 4.8%;

•	merchandise exports decreased by 2.2%, to U.S. $56.3 billion, as compared to U.S. $57.5 billion during the first two months of 2014; and

•	exports of manufactured goods (which represented 87% of total merchandise exports) increased by 4.6%.

According to preliminary figures, during 2014, total imports increased by 4.9%, to U.S. $400.0 billion, as compared to U.S. $381.2 billion during 2013. This was caused by an increase in the imports of intermediate goods and consumer goods. In particular, imports increased as follows, each as compared to 2013:

•	imports of intermediate goods increased by 6.0%;

•	imports of capital goods increased by 1.5%; and

•	imports of consumer goods increased by 1.7%.

According to preliminary figures, during the first two months of 2015, total imports decreased by 1.4%, to U.S. $58.9 billion, as compared to U.S. $59.8 billion for the same period of 2014. In particular, imports increased or decreased as follows, each as compared to the first two months of 2014:

•	imports of intermediate goods decreased by 1.0%;

•	imports of capital goods increased by 2.8%; and

•	imports of consumer goods decreased by 6.3%.

The following table provides information about the value of Mexico’s merchandise exports and imports (excluding tourism) for the periods indicated below.

Exports and Imports

	2010		2011		2012		2013		2014(1)		First two months of 2015(1)
	(in millions of dollars, except average price of the Mexican crude oil mix)
Merchandise exports (f.o.b.)
Oil and oil products	U.S.$	41,693	U.S.$	56,443	U.S.$	52,956	U.S.$	49,493	U.S.$	42,979	U.S.$	4,100
Crude oil		35,919		49,381		46,852		42,723		36,248		3,283
Other		5,775		7,063		6,103		6,770		6,731		818
Non-oil products		256,780		292,990		317,814		330,534		354,556		52,151
Agricultural		8,610		10,310		10,914		11,246		12,204		2,387
Mining		2,424		4,064		4,907		4,714		5,064		822
Manufactured goods(2)		245,745		278,617		301,993		314,573		337,289		48,941

Total merchandise exports		298,473		349,433		370,770		380,027		397,535		56,251
Merchandise imports (f.o.b.)
Consumer goods		41,423		51,790		54,272		57,329		58,299		8,368
Intermediate goods(2)		229,812		264,020		277,911		284,823		302,031		44,354
Capital goods		30,247		35,032		38,568		39,057		39,647		6,219

Total merchandise imports		301,482		350,843		370,752		381,210		399,977		58,940

Trade balance	U.S.$	(3,009)	U.S.$	(1,410)	U.S.$	18	U.S.$	(1,184)	U.S.$	(2,442)	U.S.$	(2,689)

Average price of Mexican oil mix(3)	U.S.$	72.46	U.S.$	101.13	U.S.$	101.96	U.S.$	98.46	U.S.$	86.00	U.S.$	43.67

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Includes the maquiladora (or the in-bond industry).
(3)	In U.S. dollars per barrel.

Source: Banco de México / PEMEX.

Balance of International Payments

According to preliminary figures, during 2014, Mexico’s current account registered a deficit of 1.8% of GDP, or U.S. $24.7 billion, as compared to a deficit of U.S. $26.5 billion during 2013, which was primarily due to an increase in merchandise imports. The capital account registered a surplus of U.S. $58.1 billion during 2014, as compared to a surplus of U.S. $63.8 billion during 2013. Foreign investment in Mexico totaled U.S. $49.7 billion during 2014 and was composed of direct foreign investment inflows totaling U.S. $21.0 billion and net foreign portfolio investment inflows (including securities placed abroad) totaling U.S. $28.7 billion.

At March 20, 2015, Banco de México’s international assets totaled U.S. $197.9 billion, an increase of U.S. $2.6 billion as compared to international reserves at December 31, 2014. At March 20, 2015, Banco de México’s net international reserves totaled U.S. $195.5 billion, an increase of U.S. $2.9 billion from the amount at December 31, 2014.

The following table sets forth Mexico’s balance of payments for the periods indicated:

Balance of Payments

	2009	2010	2011	2012	2013	2014(1)
	(in millions of dollars)
Current account(2)	(7,724)	(3,230)	(11,836)	(15,263)	(26,284)	(24,655)
Credits	273,250	346,529	399,248	423,510	432,753	451,004
Merchandise exports (f.o.b.)	229,704	298,473	349,375	370,770	380,027	397,535
Non-factor services	15,096	15,621	16,153	16,817	20,829	21,774
Tourism	11,513	11,992	11,869	12,739	13,949	16,258
Others	3,583	3,629	4,284	4,078	6,880	5,516
Factor Services	6,797	10,812	10,569	13,154	9,659	7,715
Interest	4,253	3,388	3,475	2,671	2,391	2,296
Others	2,544	7,424	7,094	10,483	7,269	5,419
Transfers	21,653	21,623	23,152	22,768	22,238	23,979
Debits	280,974	349,759	411,084	438,772	459,038	475,660
Merchandise imports (f.o.b.)	234,385	301,482	350,843	370,752	381,210	399,977
Non-factor services	25,139	25,565	30,289	30,835	32,335	35,074
Insurance and freight	7,510	8,723	10,225	9,726	9,755	11,604
Tourism	7,207	7,255	7,832	8,449	9,122	9,657
Others	10,422	9,587	12,232	12,661	13,457	13,813
Factor services	21,389	22,626	29,774	36,976	45,364	40,500
Interest	12,886	14,161	17,688	20,296	23,276	25,359
Others	8,503	8,465	12,086	16,680	22,089	15,141
Transfers	60	86	178	209	128	109
II. Capital account	16,181	45,598	50,985	54,645	60,818	58,083
Liabilities	34,272	91,492	61,714	88,684	103,531	82,010
Loans and deposits	10,033	45,428	13,075	14,357	43,329	32,310
Development banks	794	648	(283)	398	426	870
Commercial banks	(3,918)	29,323	(953)	(3,206)	15,112	8,192
U.S. Federal Reserve swap facility	7,229	(3,221)	—	—	—	—
Non-financial public sector	9,638	13,021	5,910	8,397	8,204	15,219
Non-financial private sector	(3,711)	5,657	8,401	8,769	19,587	8,029
PIDIREGAS(3)	—	—	—	—	—	—
Foreign investment	24,239	46,063	48,639	74,326	60,202	49,700
Direct	16,605	22,563	23,553	17,810	39,172	20,955
Portfolio	7,634	23,500	25,086	56,517	21,030	28,746
Equity securities	4,155	373	(6,566)	9,877	(943)	4,833
Debt securities	3,479	23,127	31,651	46,640	21,973	23,912
Assets	(18,091)	(45,893)	(10,728)	(34,039)	(42,713)	(23,927)
III. Errors and omissions	(3,123)	(19,689)	(10,712)	(18,660)	(16,889)	(15,864)
IV. Change in net international reserves(4)	5,397	22,759	28,879	21,040	13,006	16,717

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Current account figures are calculated according to a methodology developed to conform to new international standards under which merchandise exports and merchandise imports include the in-bond industry.
(3)	As of January 1, 2009, external financing of long-term infrastructure projects (PIDIREGAS) are recorded as non-financial public sector indebtedness.
(4)	The sum of items I, II and III does not equal item IV because purchases and sales of gold and silver, as well as adjustments in their value, are not reflected in items I, II and III.

Source: Banco de México.

Exchange Controls and Foreign Exchange Rates

The peso/U.S. dollar exchange rate announced by Banco de México on April 1, 2015 (which took effect on the second business day thereafter) was Ps. 15.1206 = U.S. $1.00.

Public Finance

Revenues and Expenditures

In nominal pesos and according to preliminary figures, the public sector balance registered a deficit of Ps. 545.0 billion (including physical investment expenditures by PEMEX) during 2014. This deficit was Ps. 374.2 billion during 2013. The public sector balance registered a deficit of Ps. 412.3 billion (excluding physical investment expenditures by PEMEX) during 2014, as compared to a Ps. 338.6 billion deficit registered during 2013.

In nominal pesos and according to preliminary figures, including physical investment expenditures by PEMEX, the total primary balance registered a deficit of Ps. 193.3 billion during 2014, 208.5% higher in real terms than during 2013. This decrease was primarily due to a corresponding decrease in the Mexican Government’s budgetary balance.

In nominal pesos and according to preliminary figures, the public sector balance including physical investment expenditures by PEMEX registered a deficit of Ps. 150.7 billion during the first two months of 2015. This deficit was Ps. 45.7 billion during the same period of 2014. Excluding physical investment expenditures by PEMEX, the public sector balance registered a deficit of Ps. 68.5 billion during the first two months of 2015, as compared to a Ps. 18.2 billion surplus registered for the same period of 2014. In nominal pesos and according to preliminary figures, including physical investment expenditures by PEMEX, the total primary balance registered a deficit of Ps. 113.3 billion during the first two months of 2015, 394.2% higher in real terms than for the first two months of 2014. Excluding physical investment expenditures by PEMEX, the total primary balance registered a deficit of Ps. 31.1 billion during the first two months of 2015, as compared to a surplus of Ps. 41.7 billion during the same period of 2014. The public sector balance deficit increase was primarily due to stabilization fund contributions and a lower level of pre-hedge oil revenues in January 2015, both of which are expected to be compensated for later this year.

According to preliminary figures, during 2014, public sector budgetary revenues amounted to Ps. 3,983.4 billion in nominal pesos, 0.8% greater in real terms as compared to 2013. In particular, during 2014, revenues have increased or decreased as follows, each in real terms and as compared to 2013:

•	crude oil revenues decreased by 7.5%;

•	non-oil tax revenues increased by 6.1%; and

•	non-tax revenues (as a percentage of total public sector budgetary revenues) increased by 2.8%.

According to preliminary figures, during the first two months of 2015, public sector budgetary revenues amounted to Ps. 654.5 billion in nominal pesos, 1.9% less in real terms as compared to the same period of 2014. In particular, during the first two months of 2015, revenues have increased or decreased as follows, each in real terms and as compared to the same period of 2014:

•	crude oil revenues decreased by 46.3%;

•	tax revenues increased by 20.3%; and

•	non-tax revenues (as a percentage of total public sector budgetary revenues) decreased by 8.4 percentage points, to 15.8%, as compared to approximately 24.2% in the same period of 2014.

According to preliminary figures, during 2014, net public sector budgetary expenditures increased by 8.4% in real terms as compared to 2013. Net public sector budgetary programmable expenditures (excluding physical investment by PEMEX) increased by 3.8% in real terms as compared to 2013. During 2014, the financial cost of public sector debt increased by 5.8% in real terms as compared to 2013.

According to preliminary figures, during the first two months of 2015, net public sector budgetary expenditures increased by 11.7% in real terms as compared to the first two months of 2014. Net public sector budgetary programmable expenditures (excluding physical investment by PEMEX) increased by 10.4% in real terms as compared to the same period of 2014. During the first two months of 2015, the financial cost of public sector debt increased by 36.6% in real terms as compared to the same period of 2014.

As of December 31, 2014:

•	the Fondo de Estabilización de los Ingresos Petroleros (Oil Revenues Stabilization Fund) totaled Ps. 14.5 billion;

•	the Fondo de Estabilización de los Ingresos de las Entidades Federativas (Federal Entities Revenue Stabilization Fund) totaled Ps. 5.7 billion; and

•	the Fondo de Estabilización para la Inversión en Infraestructura de Petróleos Mexicanos (PEMEX Infrastructure Investment Stabilization Fund) and the Fondo de Apoyo para la Reestructura de Pensiones (Fund to Support Pension Restructuring) did not have any remaining funds.

As of February 28, 2015:

•	the Fondo de Estabilización de los Ingresos Petroleros (Oil Revenues Stabilization Fund) totaled Ps. 16.6 billion;

•	the Fondo de Estabilización de los Ingresos de las Entidades Federativas (Federal Entities Revenue Stabilization Fund) totaled Ps. 4.8 billion; and

•	the Fondo de Estabilización para la Inversión en Infraestructura de Petróleos Mexicanos (PEMEX Infrastructure Investment Stabilization Fund) and the Fondo de Apoyo para la Reestructura de Pensiones (Fund to Support Pension Restructuring) did not have any remaining funds.

Public Debt

Internal Public Debt

According to preliminary figures, at December 31, 2014, the Mexican Government’s net internal debt totaled Ps. 4,324.1 billion, an 11.1% increase in nominal terms as compared to Ps. 3,893.9 billion outstanding at December 31, 2013. This debt figure includes the Ps. 161.5 billion liability associated with social security under the ISSSTE Law, as described under “The Economy—Employment and Labor” in the 2013 Form 18-K. The net internal debt of the public sector, on the other hand, totaled Ps. 4,810.0 billion according to preliminary figures, a 13.7% increase in nominal terms as compared to the Ps. 4,230.9 billion outstanding at December 31, 2013.

According to preliminary figures, at December 31, 2014, the Mexican Government’s gross internal debt totaled Ps. 4,546.6 billion, an 11.9% increase in nominal terms as compared to Ps. 4,063.2 billion outstanding at December 31, 2013. Of the total gross internal debt at December 31, 2014, Ps. 520.8 billion represented short-term debt, as compared to Ps. 480.6 billion at the end of 2013, and Ps. 4,025.8 billion represented long-term debt, as compared to Ps. 3,582.6 billion at the end of 2013. The gross internal debt of the public sector, on the other hand, totaled Ps. 5,049.5 billion at December 31, 2014 according to preliminary figures, a 14.5% increase in nominal terms as compared to Ps. 4,408.9 billion outstanding at December 31, 2013.

According to preliminary figures, at December 31, 2014, the Mexican Government’s financing costs on its internal debt totaled Ps. 245.4 billion, or 1.5% of GDP, representing a 10.1% nominal increase as compared to its financing costs of Ps. 222.8 billion, or 1.3% of GDP, during the same period of 2013.

As of December 31, 2014, the average maturity of the Mexican Government’s internal debt increased to 8.1 years.

The following table summarizes the net internal debt of the Mexican Government at each of the dates indicated.

Net Internal Debt of the Mexican Government(1)

	At December 31,
	2009			2010			2011			2012			2013			2014(2)
	(in billions of pesos, except percentages)
Gross Debt
Mexican Government Securities	Ps.	2,379.3	88.0%	Ps.	2,553.9	88.4%	Ps.	2,882.8	90.2%	Ps.	3,257.8	91.1%	Ps.	3,734.1	91.9%	Ps.	4,223.3	92.9%
Cetes		498.8	18.5		394.0	13.6		456.6	14.3		531.3	14.9		635.6	15.6		678.7	14.9
Floating Rate Bonds		243.5	9.0		183.1	6.3		202.5	6.3		200.4	5.6		216.6	5.3		232.6	5.1
Inflation-Linked Bonds		430.6	15.9		530.1	18.4		642.1	20.1		747.2	20.9		888.7	21.9		1,011.1	22.2
Fixed Rate Bonds		1,206.5	44.6		1,446.8	50.1		1,581.6	49.5		1,777.9	49.7		1,989.6	49.0		2,295.8	50.5
STRIPS of Udibonos		—	—		—	—		—	—		1.0	0.0		3.6	0.1		5.1	0.1
Other(3)		323.4	12.0		334.4	11.6		314.9	9.8		317.6	8.9		329.1	8.1		323.3	7.1

Total Gross Debt	Ps.	2,702.8	100.0%	Ps.	2,888.3	100.0%	Ps.	3,197.7	100.0%	Ps.	3,575.3	100.0%	Ps.	4,063.2	100.0%	Ps.	4,546.6	100.0%

Net Debt
Financial Assets(4)		(231.4)			(79.4)			(85.6)			(74.2)			(169.3)			(222.5)

Total Net Debt	Ps.	2,471.3		Ps.	2,808.9		Ps.	3,112.1		Ps.	3,501.1		Ps.	3,893.9		Ps.	4,324.1

Gross Internal Debt/GDP			21.2%			20.6%			20.5%			22.1%			24.2%			27.1%
Net Internal Debt/GDP			19.3%			20.1%			19.9%			21.6%			23.2%			25.8%

Note: Numbers may not total due to rounding.

(1)	Internal debt figures do not include securities sold by Banco de México in open-market operations to manage liquidity levels pursuant to Regulación Monetaria (none of which are outstanding since December 31, 2011). This is because this does not increase the Mexican Government’s overall level of internal debt. Banco de México must reimburse the Mexican Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Mexican Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, this can result in an elevated level of outstanding internal debt as compared to the Mexican Government’s figure for net internal debt.
(2)	Preliminary figures.
(3)	Includes Ps. 193.9 billion for 2009, Ps. 193.0 billion for 2010, Ps. 171.9 billion for 2011, Ps. 169.0 billion for 2012, Ps. 165.5 billion for 2013 and Ps. 161.5 billion for 2014 in liabilities associated with social security under the ISSSTE Law, as described under “The Economy—Employment and Labor” in the 2013 Form 18-K.
(4)	Includes the net balance (denominated in pesos) of the Federal Treasury’s General Account in Banco de México.

Source: SHCP.

External Public Debt

According to preliminary figures, at December 31, 2014, outstanding gross public sector external debt totaled U.S. $147.7 billion, an approximate U.S. $13.3 billion increase from the U.S. $134.4 billion outstanding at the end of 2013. Of this amount, U.S. $142.9 billion represented long-term debt and U.S. $4.8 billion represented short-term debt. Net external indebtedness also increased U.S. $14.3 billion during 2014 due to an increase in the indebtedness of the Mexican Government and public companies. Overall, total public debt (gross external debt plus net internal public sector debt) represented approximately 38.2% of nominal GDP, an increase of three percentage points from the end of 2013.

The following tables set forth a summary of Mexico’s external public debt, including a breakdown of such debt by currency, net external public sector debt, the Mexican Government’s gross external debt, the Mexican Government’s net external debt and the Mexican Government’s net debt.

Summary of External Public Debt(1)

By Type

	Long-Term Direct Debt of the Mexican Government		Long-Term Debt of Budget- Controlled Agencies		Other Long-Term Public Debt(2)		Total Long- Term Debt		Total Short- Term Debt		Total Long- and Short- Term Debt
	(in millions of U.S. dollars)
At December 31,
2009	U.S.$	47,350	U.S.$	41,048	U.S.$	6,202	U.S.$	94,600	U.S.$	1,754	U.S.$	96,354
2010		56,168		45,536		6,385		108,089		2,339		110,428
2011		60,590		47,436		5,625		113,651		2,769		116,420
2012		66,912		50,063		5,626		122,601		3,125		125,726
2013		71,817		53,358		5,734		130,909		3,527		134,436
2014		78,379		58,863		5,627		142,869		4,797		147,666

By Currency(3)

	At December 31,
	2009			2010			2011			2012			2013			2014
	(in millions of U.S. dollars, except for percentages)

U.S. dollars	U.S.$	77,919	80.9%	U.S.$	90,882	82.3%	U.S.$	97,048	83.4%	U.S.$	105,836	84.2%	U.S.$	111,647	83.1%	U.S.$	121,927	82.6%
Japanese yen		4,541	4.7		6,864	6.2		6,793	5.8		6,847	5.4		5,519	4.1		5,058	3.4
Pounds sterling		1,981	2.1		1,920	1.7		1,906	1.6		1,993	1.6		1,369	1.0		401	0.3
Swiss francs		716	0.7		953	0.9		910	0.8		961	0.8		969	0.7		2,848	1.9
Others		11,197	11.6		9,809	8.9		9,763	8.4		10,089	8.0		14,932	11.1		17,432	11.8

Total	U.S.$	96,354	100.0%	U.S.$	110,428	100.0%	U.S.$	116,420	100.0%	U.S.$	125,726	100.0%	U.S.$	134,436	100.0%	U.S.$	147,666	100.0%

Net External Debt of the Public Sector

	At December 31,
	2009		2010		2011		2012		2013		2014
	(in millions of U.S. dollars, except for percentages)

Total Net Debt	U.S.$	91,721.9	U.S.$	104,679.1	U.S.$	113,631.6	U.S.$	121,659.0	U.S.$	130,949.7	U.S.$	145,284.7
Gross External Debt/GDP		9.85%		9.75%		10.43%		10.09%		10.48%		12.00%

Net External Debt/GDP		9.38%		9.24%		10.18%		9.77%		10.21%		11.80%

Note: Numbers may not total due to rounding.

(1)	External debt denominated in foreign currencies other than U.S. dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of which were outstanding as of July 31, 2014) or (b) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis, and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include Mexican public sector external debt that is held by public sector entities but that has not been cancelled.
(2)	Includes development banks’ debt and the debt of other administratively-controlled agencies whose finances are consolidated with those of the Mexican Government.
(3)	Adjusted to reflect the effect of currency swaps.

Source: SHCP.

Gross External Debt of the Mexican Government

	At December 31,
	2009			2010			2011			2012			2013			2014
	(in millions of U.S. dollars, except for percentages)

U.S. dollars	U.S.$	41,578	85.4%	U.S.$	47,869	83.7%	U.S.$	51,704	84.3%	U.S.$	57,465	85.2%	U.S.$	62,285	86.3%	U.S.$	65,127	82.9%
Japanese yen		1,665	3.4%		3,756	6.6%		3,933	6.4%		4,433	6.6%		3,643	5.0%		3,686	4.7%
Swiss francs		242	0.5%		269	0.5%		267	0.5%		—	0.0%		—	0.0%		—	0.0%
Pounds sterling		770	1.6%		746	1.3%		741	1.2%		774	1.1%		789	1.1%		2,302	2.9%
Euros		4,454	9.2%		4,547	9.0%		4,708	7.7%		4,789	7.1%		5,463	7.6%		7,458	9.5%

Total	U.S.$	48,708	100.0%	U.S.$	57,187	100.0%	U.S.$	61,352	100.0%	U.S.$	67,461	100.0%	U.S.$	72,180	100.0%	U.S.$	78,573	100.0%

Net External Debt of the Mexican Government

	At December 31,
	2009		2010		2011		2012		2013		2014
	(in millions of U.S. dollars, except for percentages)

Total Net Debt	U.S.$	46,207.8	U.S.$	52,339	U.S.$	59,642.5	U.S.$	66,016.5	U.S.$	69,910.4	U.S.$	77,352.4
Gross External Debt/GDP		4.98%		5.05%		5.50%		5.42%		5.63%		6.40%
Net External Debt/GDP		4.72%		4.62%		5.35%		5.30%		5.45%		6.30%

Net Debt of the Mexican Government

	At December 31,
	2009	2010	2011	2012	2013	2014
External Debt	19.63%	18.72%	21.14%	19.70%	19.01%	20.84%
Internal Debt	80.37%	81.28%	78.86%	80.30%	80.99%	79.16%

ANNEX

Unaudited Consolidated Statements of Financial Position(1)

	As of December 31,
	2013	2014	2014
	(Millions of pesos)		(Millions of U.S.$)
Total assets	2,047,390	2,123,321	144,267
Current assets	266,914	282,041	19,163
Cash and cash equivalents	80,746	117,989	8,017
Accounts, notes receivable and other	122,512	113,946	7,742
Inventories	56,914	48,544	3,298
Derivative financial instruments	6,742	1,563	106
Investments available for sale	17,729	5,415	368
Permanent investments in shares of associates	16,780	22,069	1,499
Property, plant, and equipment	1,721,579	1,783,336	121,167
Deferred taxes	2,493	952	65
Restricted Cash	7,702	6,884	468
Other assets	14,195	22,625	1,537
Total liabilities	2,232,637	2,892,815	196,549
Current liabilities	259,191	334,006	22,694
Short-term financial debt	90,677	145,863	9,911
Suppliers	106,745	116,148	7,892
Accounts and accrued expenses payable	14,195	12,284	835
Derivative Financial Instruments	6,284	17,460	1,186
Taxes and duties payable	41,289	42,252	2,871
Long-term liabilities	1,973,446	2,558,809	173,856
Long-term financial debt	750,563	997,386	67,766
Employee benefits	1,119,208	1,474,089	100,155
Provision for diverse credits	69,209	78,423	5,328
Other liabilities	7,406	7,718	524
Deferred taxes	27,060	1,193	81
Total equity	(185,247)	(769,494)	(52,283)
Holding	(185,751)	(769,873)	(52,308)
Certificates of contribution “A”	114,605	134,605	9,146
Federal Government Contributions	115,314	43,731	2,971
Legal Reserve	1,002	1,002	68
Comprehensive accumulated results	(129,066)	(398,078)	(27,047)
Retained earnings (accumulated losses)	(287,606)	(551,132)	(37,446)
From prior years	(117,740)	(287,606)	(19,541)
For the year	(169,866)	(263,527)	(17,905)
Participation of non-holding entities	504	379	26
Total liabilities and equity	2,047,390	2,123,321	144,267

(1)	Unaudited. Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 14.7180 = U.S. $1.00 at December 31, 2014. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollar amounts at the foregoing or any other rate.

Unaudited Consolidated Statements of Comprehensive Income(1)

	For the year ended December 31,
	2013	2014	2014
	(Millions of pesos)		(Millions of U.S.$)
Total sales	1,608,205	1,587,755	107,878
Domestic sales	910,188	944,998	64,207
Exports	687,678	631,319	42,894
Services income	10,339	11,439	777
Cost of sales	839,615	864,620	58,746
Gross income	768,589	723,135	49,133
Other revenues—net	90,136	37,506	2,548
IEPS accrued	94,466	43,109	2,929
Other	(4,330)	(5,603)	(381)
Transportation and distribution expenses	32,448	32,215	2,189
Administrative expenses	98,654	111,212	7,556
Operating income	727,622	617,213	41,936
Financing (cost) income	(29,539)	(57,984)	(3,940)
Foreign exchange—net	(3,951)	(77,006)	(5,232)
Profit sharing in non-consolidated subsidiaries and affiliates	707	93	6
Income before taxes and duties	694,838	482,316	32,771
Taxes and duties	864,896	746,136	50,695
Duties over hydrocarbon extraction and other	856,979	760,628	51,680
Oil income tax	3,604	5,087	346
Income tax and other	4,313	(19,578)	(1,330)
Net (loss) income	(170,058)	(263,820)	(17,925)
Other comprehensive results	254,270	(268,844)	(18,266)
Investment in equity securities	4,453	(765)	(52)
Actuarial losses due employee benefits	247,376	(275,604)	(18,726)
Conversion effect	2,441	7,525	511
Comprehensive income (loss)	84,212	(532,664)	(36,191)

(1)	Unaudited. Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 14.7180 = U.S. $1.00 at December 31, 2014. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollar amounts at the foregoing or any other rate.

Unaudited Consolidated Statements of Cash Flows(1)

	For the year ended December 31,
	2013	2014	2014
	(Millions of pesos)		(Millions of U.S.$)
Operating Activities
Net income (loss)	(170,058)	(263,820)	(17,925)
Items related to investing activities	193,390	192,794	13,099
Depreciation and amortization	148,492	143,075	9,721
Impairment of properties, plant and equipment	25,609	22,646	1,539
Unsuccessful wells	12,498	12,148	825
Retirement of property, plant and equipment	14,700	6,371	433
Profit (loss) from sale of fixed asset	(768)	—	(—)
Realized profit (loss) by investments in equity securities	(279)	215	(15)
Profit sharing in non-consolidated subsidiaries and affiliates	(707)	(93)	(6)
Dividends received	(914)	(737)	(50)
Effects of present value of reserve for well abandonment	(5,240)	9,169	(623)
Activities related to financing activities	40,722	130,106	8,840
Amortization of primes, discounts, profits and debt issuance expenses	(1,891)	312	(21)
Interest expense (income)	39,304	50,910	3,459
Unrealized loss (gain) from foreign exchange fluctuations	3,308	78,884	5,360
Subtotal	64,053	59,080	4,014
Funds provided by (used in) operating activities	126,284	79,241	5,384
Financial instruments for negotiation	1,840	16,354	1,111
Accounts and notes receivable	5,401	9,738	662
Inventories	(67)	8,371	(569)
Other assets	(12,906)	(18,985)	(1,290)
Accounts payable and accrued expenses	4,879	(1,911)	(130)
Taxes paid	(2,691)	963	(65)
Suppliers	45,232	9,402	639
Provision for diverse credits	8,188	357	24
Employees benefits	78,043	79,277	5,386
Deferred taxes	(1,635)	(24,325)	(1,653)
Net cash flow from operating activities	190,337	138,321	9,398
Investing activities
Acquisition of property, plant and equipment	(245,628)	(230,640)	(15,671)
Exploration expenses	(1,439)	(1,594)	(108)
Investment in securities	—	(3,466)	(236)
Dividends received	—	336	23
Financial instruments available for sale	2,870	12,735	865
Net cash flow from investing activities	(244,196)	(222,629)	(15,126)
Cash needs related to financing activities	(53,860)	(84,308)	(5,728)
Financing activities
Increase of contributions from the Federal Government	66,583	20,000	1,359
Retirement of contributions from the Federal Government	(65,000)	(71,583)	(4,864)
Loans obtained from financial institutions	236,955	423,399	28,767
Amortization of loans	(191,146)	(207,455)	(14,095)

	For the year ended December 31,
	2013	2014	2014
	(Millions of pesos)		(Millions of U.S.$)
Interest paid	(37,133)	(47,249)	(3,210)
Net cash flow from financing activities	10,259	117,112	7,957
Net (decrease) increase in cash and cash equivalents	(43,601)	32,804	(2,229)
Effect of change in cash value	5,112	4,438	302
Cash and cash equivalents at the beginning of the period	119,235	80,746	5,486
Cash and cash equivalents at the end of the period	80,746	117,988	8,017

(1)	Unaudited. Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 14.7180 = U.S. $1.00 at December 31, 2014. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollar amounts at the foregoing or any other rate.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/S/ CARLOS CARAVEO SÁNCHEZ
Carlos Caraveo Sánchez
Associate Managing Director of Finance

Date: April 13, 2015

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	exploration and production activities, including drilling;

•	activities relating to import, export, refining, petrochemicals and transportation of petroleum, natural gas and oil products;

•	projected and targeted capital expenditures and other costs, commitments and revenues; and

•	liquidity and sources of funding.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition, including on our ability to hire and retain skilled personnel;

•	limitations on our access to sources of financing on competitive terms;

•	our ability to find, acquire or gain access to additional reserves and to develop the reserves that we obtain successfully;

•	uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;

•	technical difficulties;

•	significant developments in the global economy;

•	significant economic or political developments in Mexico, including developments relating to the implementation of the laws that implement the new legal framework contemplated by the Decreto por el que se reforman y adicionan diversas disposiciones de la Constitución Política de los Estados Unidos Mexicanos, en Materia de Energía (Decree that amends and supplements various provisions of the Political Constitution of the United Mexican States relating to energy matters);

•	developments affecting the energy sector; and

•	changes in our legal regime or regulatory environment, including tax and environmental regulations.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.